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April 21, 2010	direct dial 202 508 5825 direct fax 202 204 5600 AKaslow@KilpatrickStockton.com

Gregory Dundas

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FedFirst Financial Corporation
Registration Statement on Form S-1
Filed March 12, 2010
File No. 333-165437

On behalf of FedFirst Financial Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 12, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 8, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Guide III

Comment No. 1:

Please expand the filing to include information for each reporting period (i.e., three years) with regard to Items I and V. Information for Item VII (Short Term Borrowings) should be presented for each category of short-term borrowings, as applicable.

Gregory Dundas

April 21, 2010

Response to Comment No. 1:

The average balance sheet on page 51 of the offering prospectus has been expanded to include 2007 and the rate/volume table on page 52 of the offering prospectus has been expanded to include 2008 versus 2007. The Company acknowledges that Item VII of Industry Guide III requires presentation of each category of short-term borrowings. Because repurchase agreements were less than 30% of stockholders’ equity at the end of each period, information is permitted to be omitted for this category of borrowings. The Company has chosen to combine repurchase agreements with Federal Home Loan Bank advances for purposes of the table on page on page 49 of the offering prospectus so that the presentation is consistent with the balance sheet. The Company believes that inclusion of repurchase agreements in this table does not have a material impact on the amounts presented.

Prospectus Cover Page

Comment No. 2:

Please confirm that the prospectus cover page will be printed in 10-point type or larger.

Response to Comment No. 2:

This will confirm that the prospectus cover page will be printed in 10-point type or larger.

Inside Cover Page

Comment No. 3:

In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Response to Comment No. 3:

All graphics have been included in the Amended Registration Statement.

Risk Factors, page 15

Comment No. 4:

Add a risk factor to discuss the fact that your counsel is not able to give an unqualified opinion with regard to the tax consequences of the receipt of the subscription rights by eligible parties.

Response to Comment No. 4:

The Company has considered this comment and determined that the potential risk is not significant enough to merit a risk factor and that the inclusion of a risk factor may inadvertently

Gregory Dundas

April 21, 2010

cause confusion on the part of its customers. The Company considered that the opinion provided by its counsel with respect to the value of subscription rights is substantially similar to the opinions rendered in numerous other transactions under the same regulatory scheme and that over the past 15 years nearly 600 similar transactions have been completed without the Internal Revenue Service taking the position that subscription rights have value. Given what appears to be the highly unlikely event that the Internal Revenue Service would disagree with counsel’s opinion, the Company does not want to alarm its customers with the suggestion that they could be subject to income tax as a result of the receipt of subscription rights.

Changes in Interest Rates could reduce our net interest income and earnings, page 15

Comment No. 5:

Please revise to quantify the risk of rising interest rates on your net interest margin and net income.

Response to Comment No. 5:

Additional disclosure has been provided on page 16 of the offering prospectus in response to this comment. Please note that the Company does not calculate the impact of changing interest rates on its net interest margin and net income.

Our emphasis on residential mortgage loans exposes us to a risk of loss…, page 16

Comment No. 6:

To the extent available, please provide quantified data regarding home price declines and increased foreclosure and unemployment rates for your market area.

Response to Comment No. 6:

Additional disclosure has been provided on page 16 of the prospectus in response to this comment. Please note that the Company does not possess any data regarding home price declines and foreclosure rates for its market area.

Commercial lending may expose us to increased lending risks, page 16

Comment No. 7:

Please revise to discuss the current economic conditions in your primary lending markets for commercial real estate, construction and commercial loans.

Response to Comment No. 7:

Additional disclosure has been provided on page 16 of the offering prospectus in response to this comment.

Gregory Dundas

April 21, 2010

Our market area limits our growth potential, page 17

Comment No. 8:

Please revise to quantify the degree of population and economic decline in your market areas.

Response to Comment No. 8:

Additional disclosure has been provided on page 18 of the offering prospectus in response to this comment. Please note that the Company does not possess any quantitative data regarding general economic decline as a result of the decline of the steel industry.

We own stock in the Federal Home Loan Bank of Pittsburgh…, page 18

Comment No. 9:

Please discuss the impact of financial troubles at the FHLB Pittsburgh, and the system as a whole, on your ability to fund your operations using advances.

Response to Comment No. 9:

Additional disclosure has been provided on page 18 of the offering prospectus in response to this comment.

Deposit Activities and Other Sources of Funds, page 39

Comment No. 10:

On page 1.4 of the valuation report, it states that deposit growth, particularly money market accounts, has been achieved largely through “marketing of select promotional rates that exceed market rates.” On page 39 of the prospectus, you state that your “current strategy is to offer competitive rates on all types of deposit products,” while on page 48 you state that “Money market account and certificate of deposit growth was due to the marketing of promotional rates.” Please tell us whether the sustained offering of above-market rates still figures as a significant strategy for growing deposits at the present time or in the foreseeable future, particularly in an environment of increasing interest rates.

Response to Comment No. 10:

By “competitive rates”, the Company means rates comparable to the highest rates offered by competing institutions. The Company does not equate “competitive rates” to above-market rates. In most cases, promotional rates are also competitive rates. In circumstances where the Company offers a promotional rate that is higher than that offered by the Company’s competitors, the Company’s rate is only marginally higher. Offering competitive – but not significantly above-market – rates on its deposit accounts continues to be an important strategy for growing deposits. Because the Company’s deposit rates are comparable to many of its competitors, the Company does not perceive its deposit pricing strategy to present any undue risk.

Gregory Dundas

April 21, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Comment No. 11:

Please revise to explain more fully the impact of your insurance activities on your income and expenses, particularly in light of your intention to grow this part of your business. We note the statement on page 1.4 of the valuation report that core profitability is contingent on sources of non-interest operating income, particularly insurance commissions.

Response to Comment No. 11:

Additional disclosure has been provided on pages 41 and 50 of the offering prospectus in response to this comment. Please note that insurance activities are discussed in the Business section of the offering prospectus on page 39 and in the MD&A on page 54.

Allowance on the Remainder of the Loan Portfolio, pages 56-57

Comment No. 12:

We note your statement that your purchased loans are servicer dependent with loans located throughout the country and that receipt of complete and timely information on these portfolios has lagged due to the general increase in foreclosure activity across the country. Please tell us, and disclose in future filings, how and when information on these loans is obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs. In this regard, discuss any processes and procedures used to address the information time lag.

Response to Comment No. 12:

Additional disclosure has been provided on page 57 of the offering prospectus in response to this comment.

Employment Agreements, page 66

Comment No. 13:

Please provide effective dates for the employment agreements with Messrs. O’Brien and Barry.

Response to Comment No. 13:

The requested disclosure has been provided on page 66 of the offering prospectus.

Gregory Dundas

April 21, 2010

Reasons for the Conversion and Offering, page 82

Comment No. 14:

On page 83 in your discussion of “disadvantages” to the conversion, you mention only that it could open the company control to contests, which is primarily a disadvantage to those in control. Revise to discuss disadvantages to the investors and shareholders, for example, the impact of the transaction on Return on Equity and the impact of the current timing of the transaction on the exchange ratio. Do the same on page 19 of the supplemental prospectus for existing shareholders.

Response to Comment No. 14:

The requested disclosure has been provided on page 83 of the offering prospectus and on page 19 of the proxy/prospectus.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition of Insurance Commissions and Contingency Fees, page F-11

Comment No. 15:

Please confirm, if true, and revise your accounting policy to state that for policies that Exchange Underwriters, Inc. directly bills to policy holders, income is recorded at the latter of the effective date of the insurance policy or the date the client is billed.

Response to Comment No. 15:

As stated on page F-11 of the offering prospectus, it is the Company’s policy to record income when the client is billed with respect to policies that are directly billed by Exchange Underwriters. In substantially all circumstances, clients are billed in the same month as when the insurance policy is effective. In some instances when a policy is effective at the end of a month, the client may be billed in the subsequent month. The Company believes that any difference in revenue recognition between its policy and a policy of recording income at the latter of the effective date of the insurance policy or the date the client is billed is immaterial.

Gregory Dundas

April 21, 2010

Comment No. 16:

In addition to our comment above, please confirm, if true, and revise your accounting policy to state that commission revenues are presented net of an allowance for estimated policy cancellations.

Response to Comment No. 16:

The Company does not maintain an allowance for estimated policy cancellations. In the Company’s experience, policy cancellations prior to the end of policy term are not significant.

Note 2 - Securities, pages F-15-F-19

Corporate Debt

Comment No. 17:

We note significant unrealized losses related to your insurance company-issued pooled trust preferred securities at December 31, 2009. Please address the following:

(a) Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009 Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Deferrals and defaults:

a.	Tell us in detail how you develop your estimate of future deferrals and defaults.

b.	Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

c.	Tell us and disclose if you treat actual deferrals the same as defaults.

d.	Tell us and disclose your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

Gregory Dundas

April 21, 2010

•	Prepayment rate

a.	Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction elates, etc).

b.	Tell us and disclose your prepayment assumption and how you determine it.

c.	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to supp01i your change.

d.	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

e.	If you used 0% as your assumption at December 31) 2009, please explain to us why you believe this is reasonab1e.

f.	If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

(c) Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each pooled trust preferred security with at least one rating below investment grade, disclose expected deferrals and defaults as a percentage of the remaining performing collateral as of the most recent period end. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions as presented in the note, to allow an investor to understand why this information is relevant and meaningful.

Response to Comment No. 17:

(a) The Company reviews several items in determining whether its insurance company-issued pooled trust preferred securities are other than temporarily impaired. These items include a valuation of the securities; an analysis of cash flows following the methodology of EITF 99-20; a stress analysis; a summary of deferrals and defaults of the individual issues in the pool; and information regarding the issuers in the pool. A detailed description of each of these items of evidence is provided below. The primary evidence used to determine whether there is other than temporary impairment (OTTI) is the analysis of cash flows following the EITF 99-20 methodology. This information is supplemented with information regarding the individual issuers and the status of deferrals and defaults of the individual issues in the pools. The valuation of the securities and the stress analysis are used primarily to provide an initial indication of whether OTTI may exist. If there is an indication of OTTI, the securities are analyzed using the methodologies described below.

Gregory Dundas

April 21, 2010

Valuation of Securities – The first item reviewed is the fair market value of the security. If the security is in an unrealized loss position, the Company proceeds to analyze the security for OTTI based on the following items. The pricing of securities is performed by a third party and is considered Level III pricing.

EITF 99-20 Methodology – A cash flow analysis following the methodology of EITF 99-20 is the primary evidence utilized in determining whether there is a credit-related issue with respect to the security. The basic methodology of EITF 99-20 is to compare the present value of the cash flows from quarter to quarter. A decline in the present value versus that for the previous quarter is considered to be an “adverse change” as described in the accounting literature and is an indication of OTTI. EITF 99-20 prescribes using a discount rate “equal to the current yield used to accrete the beneficial interest.” The discount rate is calculated using the original discount margin calculated as of the purchase date based on the Company’s purchase price. The original discount margin is then added to the appropriate forward 3-month LIBOR rate to determine the discount rate. For fixed/floating securities, the original coupon is used as the discount rate for the remaining fixed-rate portion of the security’s estimated life. This discount rate is then used to calculate the present value for the current quarter’s projected cash flows. The result calculated for the current quarter is then compared to the previous quarter’s book value to determine if the change is “adverse.” The credit component of any impairment should be the difference between the book value and the projected present value for the current quarter.

The materials used for this analysis are provided by FTN Financial, which is in the business of providing financial products for the investment and banking community. The modeling is based on Intex cash flow modeling and utilizes a number of assumptions. Key assumptions relate to credit and prepayment. There are 9 scenarios available within three deal cashflow assumption categories (prepays constant, no prepays, prepays constant utilizing select years and defaults over 5 years and constant thereafter). Each of these scenarios includes different prepayment assumptions and defaults at various levels in addition to projection of recoveries, if applicable, with a two year lag. Scenarios in each category range from a base to worse case in addition to two burst analysis that project defaults over the course of the following year on a quarterly basis and annually thereafter. These assumptions are provided by FTN Financial and are based on sources believed to be reliable.

The EITF 99-20 methodology also uses forward interest rates to project future principal and interest payments. This provides ability to model the impact of over- or undercollateralization for each transaction. (Higher interest rates generally increase the credit stress on undercollateralized transactions by reducing excess interest, which is the difference between the interest received from the underlying collateral and the interest paid on the rated bonds.)

Gregory Dundas

April 21, 2010

The spreadsheet requires four inputs to produce calculations: the original face amount of the securities purchased, current book value, purchase date and purchase price. Individual pieces of the same class of security are analyzed separately if purchases occurred on different dates or at different prices.

Utilizing the EITF 99-20 methodology, the Company analyzed each security and reviewed each scenario to determine if there was any adverse change that would warrant further analysis to determine if OTTI is present. Based on this analysis, the corporate debt securities passed all scenarios with positive cash flow, which indicates that there was no OTTI.

Stress Analysis – The Company obtains a stress analysis report of each security from FTN Financial. This report provides a snapshot of the immediate deferrals/defaults that a given pool and tranche/class can withstand before causing either a break in yield or temporary interest shortfall position. There are various assumptions utilized in this report with respect to prepayments, deferrals/defaults, and recovery rates.

•

Break in Yield – This is the level of deferrals/defaults the tranche could experience before the tranche would not receive all of its contractual cash flows (principle and interest) by maturity (not just a temporary interest shortfall but an actual loss in yield on the investment). In other words, a break in yield occurs when the magnitude of the deferrals/defaults has depleted all of the credit enhancement (excess interest and over-collateralization) beneath the given tranche.

•

Temporary Interest Shortfall – A temporary interest shortfall is caused by an amount of deferrals/defaults high enough such that there is insufficient cashflow available to pay current interest on the given tranche or by breaching the principal coverage test of the tranche immediately senior to the given tranche. Principal coverage tests are set up to protect the Senior and Mezzanine Notes from credit events, providing the most credit protection to the Class A-1 Senior Notes, then to the Class A-2 Senior Notes, then to the Class B notes and so on. Cashflow is diverted from the lowest tranches first then from the successively higher tranches as necessary.

The existence of a break in yield or a temporary interest shortfall is an initial indication that OTTI may exist.

Deferral/Default Summary – The Company reviews current information for individual issues to determine the extent of deferrals and or defaults and the status of any issuers in the pool and the impact to the tranche owned by the Company. This information is provided by FTN Financial. This report lists the issue (i.e., the pool/deal), the amount of deferrals/defaults related to the issue, the issuer that has deferred/defaulted, and the percentage of total current collateral this represents. Additionally, the report provides the status of the amount in question (i.e. whether it is cured, purchased, in default, or deferred), the projected senior and mezzanine note status for the next payment date, the projected income note status for the next payment date and the next bond payment date. The Company compares the information in this report to the assumptions used in the cash flow analysis to ensure that deferral and defaults are correctly reflected in the cash flow analysis.

Gregory Dundas

April 21, 2010

Issuer Lists – The Company receives from FTN Financial a report listing all of the companies in the pool, along with other relevant information such as organization type (mutual vs. stock), primary geographic location (state), rating (A.M. Best Rating for insurance companies), issue amount, years in business and principal line of business. The Company reviews the issuer lists for the individual pools held by the Company to gain better insight as to the underlying companies, the specific credit characteristics of the collateral underlying each individual security, and to determine risks associated with any concentrations with respect to issue amounts or lines of business.

(b) Deferrals and defaults

a. The estimates of defaults are based upon information provided by FTN Financial and included in the EITF 99-20 analysis discussed above. The Company reviews these assumptions to ensure that they are reasonable based on other sources of information as described above. Deferrals are not projected except in the stress analysis, in which the Company relies on the provided model to determine immediate deferrals that would cause an temporary interest shortfall.

b. & c. See above for a discussion of how the specific credit characteristics of the collateral underlying each security are considered in the OTTI analysis and the development of assumptions of deferrals and defaults.

d. The recovery rates in the EITF methodology vary based on scenarios but are only for defaults. Depending on the scenario, recovery can range from 0% to 15% with a two year lag or 50% over two years for better scenarios.

Prepayments

a. All of the Company’s pooled trust preferred securities have the same terms, which is no call for five years and then continuous call quarterly. All of the securities are past the five year no call period.

b. Prepayment assumptions included in the EITF 99-20 methodology are either (1) 1% annually and 100% at maturity or (2) no prepayment and 100% at maturity. Receipt of principal depends on the tranche. In all scenarios for the tranches owned by the Company, the Company receives principal at maturity.

c. The Company’s prepayment assumption did not change during the year.

Gregory Dundas

April 21, 2010

d. This item appears to be inapplicable based on the response to the prior item. However, changing prepayment projections do not significantly affect the securities held by the Compay based upon the tranche of those securities.

e. As noted in b. above, the prepayment assumption of either 0 or 1 has no significant impact on the results of the EITF 99-20 analysis nor does it cause an adverse situation that may indicate OTTI.

f. See e.

(c) There were no defaults or deferrals after the balance sheet date.

(d) In response to this comment, the table on page F-19 has been revised by deleting the two columns on the right and replacing them with columns that show the total collateral, current deferrals and defaults, the amount of performing collateral, the amount of additional immediate deferrals/defaults that must occur before causing an interest shortfall, and the amount of additional immediate deferrals/defaults that must occur before causing a break in yield. The Company believes that this more clearly illustrates the amount of additional deferrals/defaults that the pool could withstand prior to the security experiencing a disruption in cash flows and supports the conclusion stated in the paragraph below the table.

Cover Page of Supplemental Prospectus for the Existing Charter Financial Shareholders

Comment No. 18:

Revise the cover page to clarify that the MHC will be voting on the conversion, and that the existing public shareholders must approve the conversion by a majority vote.

Response to Comment No. 18:

The cover page of the proxy statement/prospectus has been revised in response to this comment.

Exhibits 5 and 8

Comment No. 19:

We note that forms of legality and tax opinions have been filed. Please file signed and dated opinions as soon as possible.

Response to Comment No. 19:

Signed and dated tax opinions have been filed as exhibits to the Amended Registration Statement.

Gregory Dundas

April 21, 2010

*        *        *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5825.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

Enclosures

cc:	Paul M. Aguggia, Esq., Kilpatrick Stockton LLP
Patrick G. O’Brien, FedFirst Financial Corporation
Hugh T. Wilkinson, Esq., Elias, Matz, Tiernan & Herrick L.L.P.
Todd K. Schiffman, Securities and Exchange Commission
Chris Harley, Securities and Exchange Commission
Hugh West, Securities and Exchange Commission